UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 22, 2013

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.

Enclosures: Results of the annual general meeting of Sasol held on 22 November 2013


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:	JSE : SOL		NYSE : SSL
Sasol Ordinary ISIN codes: 	ZAE000006896  	US8038663006
Sasol BEE Ordinary Share code:   	JSE : SOLBE1
Sasol BEE Ordinary ISIN code:     	ZAE000151817
("Sasol" or "the Company")


RESULTS OF THE ANNUAL GENERAL MEETING OF SASOL HELD ON 22 NOVEMBER 2013

Sasol shareholders are advised that the results of the business conducted at the annual general meeting held on Friday 22
November 2013 in Parktown, Johannesburg, South Africa (including a percentage of the total number of shares voted) are as follows:

1.	Annual general meeting

1.1. The audited annual financial statements of the Company, including the reports of the directors, external auditors, audit committee and the nomination, governance, social and ethics committee for the financial year ended 30 June 2013 were presented.

1.2. Ms V N Fakude, Dr M S V Gantsho, Ms I N Mkhize and Mr M J N Njeke retired by rotation at the meeting in terms of clause 22.2.1 of the Company's Memorandum of Incorporation ("Sasol's MOI") and were re-elected individually for a further term of office:

Directors 	For		Against		Abstain
V N Fakude	99.96%		0.04%		829,300
M S V Gantsho	98.66%		1.34%		1,265,525
I N Mkhize	99.96%		0.04%		828,478
M J N Njeke	91.12%		8.88%		894,957

1.3. Mr P Victor was appointed by the Board in terms of clause
22.4.1 of Sasol's MOI during the course of the year, he retired at the annual general meeting and was elected for a further term:

Directors	For		Against		Abstain
P Victor	99.97%		0.03%		833,202


1.4. PricewaterhouseCoopers Incorporated was appointed as auditors of the Company until the next annual general meeting.

For		Against		Abstain
99.96%		0.04%		616,822

1.5. The members of the audit committee, Mr C Beggs, Ms I N
Mkhize, Mr M J N Njeke and Mr S Westwell were elected individually for the ensuing financial year in terms of sections
94(4) and 94(5) of the Companies Act, 2008 (the Act), read with
Regulation 42 of the Companies Regulations, 2011:

Directors	For		Against		Abstain
C Beggs		99.96%		0.04%		840,619
I N Mkhize	99.97%		0.03%		844,104
M J N Njeke	93.05%		6.95%		840,191
S Westwell	99.97%		0.03%		840,995

1.6. A non-binding advisory endorsement on the Company's remuneration policy for the year ending 30 June 2014 was obtained:

For		Against		Abstain
69.94%		30.06%		8,038,795

1.7. Special Resolution number 1 approving the revised annual remuneration payable by the Company to non-executive directors of the Company for their services as directors with effect from 1
July 2013, was approved:

For		Against		Abstain
93.83%		6.17%		81,812,694

1.8. Special Resolution number 2 to authorise the Board, subject to compliance with the requirements of Sasol's MOI, section 48 of the Act and the JSE Limited Listings Requirements ("Listings Requirements"), to approve the general repurchase by the Company or purchase by any of its subsidiaries of any of the Company's ordinary shares and/or Sasol BEE ordinary shares, was approved:

For		Against		Abstain
99.99%		0.01%		3,847,022

1.9. Special Resolution number 3 to authorise the Board to approve the purchase by the Company of its issued shares from a director and/or a prescribed officer of the Company, and/or person related to a director or prescribed officer of the Company, subject to the provisions of Sasol's MOI, the Act and the Listings Requirements, was approved:

For		Against		Abstain
99.39%		0.61%		2,831,685


22 November 2013
Johannesburg
Sponsor: Deutsche Securities (SA) Proprietary Limited



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.






Date: November 22, 2013		By: 	/s/ V D Kahla
				Name: 	Vuyo Dominic Kahla
				Title: 	Company Secretary